Mail-Stop 4561
						May 9, 2007

Mr. Albert F. Buzzetti
President and Chief Executive Officer
Bancorp of New Jersey, Inc.
204 Main Street
Fort Lee, New Jersey 07024


Re:	Bancorp of New Jersey, Inc.
	Amendment No. 2 to Form S-4
	Filed April 27, 2007
	File No. 333-141124


Dear Mr. Buzzetti:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please unbundle material changes to the holding company charter.
2. As previously noted, you are not S-3 eligible and cannot incorporate by reference. Consequently, please delete references to material incorporated by reference, e.g., page 4; they are confusing.




Summary
Plan of Acquisition, page 2
3. Revise the disclosure or advise the staff as to what comprises the
499,121 shares issuable. In this regard, the staff notes on page 6 the disclosure that there are 479,308 warrants outstanding. Page 48 of the Annual report discloses 22,000 options that are exercisable.
4. The third sentence herein states that all outstanding exercisable options and warrants will be exchanged for shares; however, the first risk on page 6 states the warrants will be assumed, not converted into shares. Please reconcile the two disclosures or revise.

Exhibit 8.1
5. Either remove the language about your not having an obligation to update the opinion, or redate and refile the opinion when you request effectiveness. This comment also applies to Exhibit 5.1.
6. You can limit reliance on your opinion with regard to purpose, but not person. Please revise.


      *			*			*			*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact Michael Clampitt at (202) 551-3434 or me at
(202) 551-3418 with any other questions.



							Sincerely,



							Mark Webb
							Branch Chief
							Financial Services Group


CC:	Robert B. Murphy, Esq.
	Pepper Hamilton LLP
	Hamilton Square
	600 Fourteenth Street, N.W.
	Washington, DC 20005-2004
	Phone (202) 220-1454
	Facsimile (202) 220-1665




Mr. A. F. Buzzetti
Bancorp of new Jersey, Inc.